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Exhibit 99.(a)(12)

HOWREY LLP
Gary F. Bendinger (0281)
Christopher B. Sullivan (11053)
Scott D. McCoy (9749)
170 South Main Street, Suite 400
Salt Lake City, UT 84101
Telephone: (801) 533-8383
Facsimile: (801) 531-1486

    Attorneys for Plaintiff

IN THE THIRD JUDICIAL DISTRICT COURT FOR
SALT LAKE COUNTY, STATE OF UTAH

MAX J. SILBERMAN,	SUMMONS (20-DAY)
Plaintiff,
vs.
USANA HEALTH SCIENCES, INC., UNITY ACQUISITION CORP., GULL-UNITY HOLDING CORP., GULL HOLDINGS, LTD.,
MYRON W. WENTZ, JACQUELYN R. WENTZ, BRYAN WENTZ, ANNETTE WENTZ, DAVID A. WENTZ, PAUL &	Case No.
JANE MEYER FAMILY FOUNDATION, PAUL J. MEYER, ALICE JANE MEYER, CENTRE ISLAND PROPERTIES, LTD.,	Judge
WACO BOYS CLUB FOUNDATION, INC., L-K MARKETING GROUP, LLC, BEAGLE IRREVOCABLE ASSET TRUST,
Defendants.

TO:
USANA HEALTH SCIENCES, INC.
c/o JAMES H BRAMBLE, Registered Agent
3838 West Parkway Boulevard
Salt Lake City, UT

        YOU ARE HEREBY SUMMONED and required to serve on PLAINTIFF'S ATTORNEY, Howrey LLP, 170 South Main Street, Suite 400, Salt Lake City, Utah 84101, An answer to the Complaint which is served on you with this summons, within twenty (20) days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for relief demanded in the Complaint. Any answer that you serve on the parties to this action must be filed with the Clerk of this Court within a reasonable period of time after service.

        DATED this 24th day of June 2008.

HOWREY LLP 170 South Main Street, Suite 400 Salt Lake City, UT 84101
By	/s/ SCOTT D. MCCOY Attorneys for Plaintiff

Of Counsel:

BERGER & MONTAGUE, P.C.
Todd S. Collins
1622 Locust Street
Philadelphia, PA 19103

HAROLD B. OBSTFELD, P.C.
Harold B. Obstfeld
100 Park Avenue, 20th Floor
New York, NY 10017

2

HOWREY LLP Gary F. Bendinger (0281) Christopher B. Sullivan (11053) Scott D. McCoy (9749) 170 South Main Street, Suite 400 Salt Lake City, UT 84101 Telephone: (801) 533-8383 Facsimile: (801) 531-1486	FILED DISTRICT COURT 08 JUN 24 PM 4:26 THIRD JUDICIAL DISTRICT SALT LAKE COUNTY
BY
DEPUTY CLERK

    Attorneys for Plaintiff

IN THE THIRD JUDICIAL DISTRICT COURT FOR
SALT LAKE COUNTY, STATE OF UTAH

MAX J. SILBERMAN,	COMPLAINT
Plaintiff,
vs.	(Jury Trial Demanded)
USANA HEALTH SCIENCES, INC., UNITY ACQUISITION CORP., GULL-UNITY HOLDING CORP., GULL HOLDINGS, LTD.,
MYRON W. WENTZ, JACQUELYN R. WENTZ, BRYAN WENTZ, ANNETTE WENTZ, DAVID A. WENTZ, PAUL & JANE	Case No.	080910691
MEYER FAMILY FOUNDATION, PAUL J. MEYER, ALICE JANE MEYER, CENTRE ISLAND PROPERTIES, LTD., WACO BOYS	Judge	Kennedy
CLUB FOUNDATION, INC., L-K MARKETING GROUP, LLC, BEAGLE IRREVOCABLE ASSET TRUST,
Defendants.

        Plaintiff, by his attorneys, on information and belief, on behalf of himself and all others similarly situated, by this Complaint seeking injunctive and other appropriate relief hereby alleges as follows:

INTRODUCTION

        1.     The individual Defendants are shareholders and in some cases members of top management of USANA Health Sciences, Inc. ("USANA" or the "Company"). The individual Defendants and their associates own a majority of USANA's common stock. This case concerns the attempt by the individual Defendants and their associates to force the minority shareholders out of the Company, at a grossly unfair and inadequate price (the "Squeeze-Out"). The purpose and effect of the Squeeze-Out is to enrich certain individual Defendants, the Wentz family, and certain other persons (the "Purchaser Group") who are attempting to acquire all of the business and assets of the Company for themselves, at an inadequate price and by coercive means, to the detriment of the Plaintiff and the Class (as defined herein).

        2.     Plaintiff brings this action as a class action to redress the harm done to himself and to the other minority shareholders as a consequence of the various breaches of fiduciary duty by Defendants in planning and implementing the Squeeze-Out, at a price far below the true value of the stock as well as below the market price of the stock. In attempting to carry out the Squeeze-Out, Defendants have resorted to misrepresentations and omissions of material fact in the Tender Statement (as defined herein) and in other materials they have disseminated to Plaintiff, the Class, and the public.

THE PARTIES

        3.     Plaintiff Max J. Silberman ("Plaintiff") is a resident of Ohio.

        4.     Plaintiff Max J. Silberman has owned, at all relevant times, shares of the common stock of the Company.

        5.     The Company is a Utah corporation, which is in the business of developing, manufacturing and selling high quality science-based nutritional and personal care products. Its principal corporate offices are located at 3838 West Parkway Boulevard, Salt Lake City, Utah. It was founded in 1992 by defendant Myron W. Wentz, Ph.D. It distributes and sells its products through a network marketing system, a form of direct selling using independent distributors. It also sells its products directly to "Preferred Customers" for personal use, not for resale.

        6.     Unity Acquisition Corp. ("Unity Acquisition") is a shell corporation, formed solely for the purposes of allowing the Purchaser Group to acquire Company stock via the Squeeze-Out. It is a wholly-owned subsidiary of Gull-Unity Holdings Corp., a Delaware corporation which was organized by Gull Holdings, Ltd. ("Gull Holdings"), the majority shareholder of USANA and an Isle of Man company. Myron W. Wentz, Ph.D. owns Gull Holdings.

        7.     The following Defendants are participants in the offer to buy USANA common stock at $26 per share, and members of the Purchaser Group:

          (a)   Myron W. Wentz, Ph.D., Chairman of the Board and CEO of USANA

          (b)   David A. Wentz, President of USANA

          (c)   Jacquelyn R. Wentz

          (d)   Bryan Wentz, also employed by USANA

          (e)   Annette Wentz

          (f)    Paul & Jane Meyer Family Foundation

          (g)   Paul James Meyer

          (h)   Alice Jane Meyer

          (i)    Centre Island Properties, Ltd.

          (j)    Waco Boys Club Foundation, Inc.

          (k)   L-K Marketing Group, LLC

          (l)    Beagle Irrevocable Asset Trust

CLASS ACTION ALLEGATIONS

        8.     Plaintiff brings this action on his own behalf and as a class action, on behalf of all common stockholders of the Company who are not in the Purchaser Group and are being deprived of their stock holdings in the Company and harmed by Defendants' actions in effectuating the Squeeze-Out. Excluded from the Class are Defendants, the Purchaser Group, and any person, firm, trust, corporation, or other entity related to or affiliated with any of Defendants.

        9.     This action is properly maintainable as a class action for the following reasons:

          (a)   The Class is so numerous that joinder of all members is impracticable. Members of the Class have owned, in the aggregate, material amounts of the Company's common stock. While the exact number of Class members is unknown to Plaintiff at this time, and can be ascertained only through appropriate discovery, Plaintiff believes that the Class is comprised of hundreds of members. Class members own more than five million shares of USANA common stock.

          (b)   Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting only individual members of the Class. Among the questions of law and fact common to the Class are:

            (i)    whether Defendants have engaged in a scheme or course of conduct constituting a breach of their fiduciary duties to Plaintiff and the Class, including the duties of good faith, loyalty, fair dealing, full disclosure, due care and candor and to refrain from self-dealing;

            (ii)   whether Defendants have engaged in a scheme or course of conduct calculated to benefit and unjustly enrich the Purchaser Group at the expense of the Class;

            (iii)  whether Defendants have failed to disclose to the Class the true value of the Company and the Company's common stock, the value of the future financial benefits the Purchaser Group will receive as a result of the conduct alleged herein; and

            (iv)  whether Plaintiff and the other members of the Class have sustained damages and, if so, the proper measures of their damages.

          (c)   Plaintiff's claims are typical of the claims of the Class in that Plaintiff has the same interests as the other members of the Class, and all members of the Class have been harmed by Defendants' wrongful conduct as complained of herein.

          (d)   Plaintiff has no conflict of interest in the maintenance of this action as a class action. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect and represent the interests of the Class. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class.

          (e)   A class action will provide a fair and efficient adjudication of this controversy because the prosecution of separate actions by individual members of the Class would create a risk of (1) inconsistent or varying adjudications that could confront Defendants with incompatible standards of conduct; and (2) adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          (f)    Class certification is also appropriate because Defendants have acted on grounds generally applicable to the Class, making appropriate final injunctive and/or declaratory relief with respect to the Class as a whole.

          (g)   Plaintiff does not anticipate any difficulties in the management of this action as a class action.

          (h)   This forum is appropriate for the litigation of the claims of the entire Class.

          (i)    Common issues predominate over any individual issues affecting members of the Class.

        10.   For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy, and the requirements of the Utah Class Action Rules are satisfied.

SUBSTANTIVE ALLEGATIONS

  A.
  The Structure of the Squeeze-Out.

        11.   On or about June 2, 2008, in furtherance of the Squeeze-Out, Defendants issued an Offer to Purchase (the "Tender Statement"), by which the Purchaser Group offers to purchase the shares of Plaintiff and the Class through a tender offer (the "Offer") at the price of $26.00 per share. Gull Holdings and the other Defendants currently hold 68% of the shares of USANA common stock. If enough shares of stock are tendered so that the Purchaser Group owns 90% of the stock, Gull Holdings will effect a short form merger of Unity Acquisition with and into USANA (the "Merger").

        12.   The Merger will be effected without the vote or approval of the shareholders. As a result of the Offer and the Merger, the Company, presently a public company organized under Utah law, will become a private company wholly owned by the Purchaser Group.

        13.   Before the Offer, the Purchaser Group owned 68% of the outstanding shares of the Company. The Purchaser Group purported to make the Offer and the Squeeze-Out because, "[w]e believe that the costs of USANA remaining a public company exceed any resulting benefits. (Tender Statement, p. 2.)

        14.   Plaintiff and the Class members, individually, are accorded dissenters' rights under Utah law in connection with the Merger, provided they refrain from tendering in the Offer, but this process would cause delay in payment and extra expense in hiring lawyers and financial valuation experts. In addition, like tendering in the Offer or being subject to the Merger, asserting dissenters' rights would not allow Plaintiff and the Class to participate in the future financial success of the Company.

        15.   On May 20, 2008, the Company issued a press release announcing that its Board of Directors had formed a Special Committee of independent directors (the "Special Committee") to evaluate and respond to the Offer. On June 13, 2008, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation Statement") disclosing that the Special Committee consisted of Ronald Poelman, Robert Anciaux, and Jerry G. McClain, and requesting that the shareholders take no action and not tender their shares until the Special Committee has investigated and decided whether or not to take a position on the fairness of this Squeeze-Out and payment of $26 per share to the minority shareholders.

        16.   On Friday, June 20, 2008 the Special Committee recommended that shareholders refrain from tendering pursuant to the Offer, and offered the opinion that the price of $26 per share is inadequate. In an amended Schedule 14D-9 filing with the SEC, the Special Committee included a report of its investment advisor, McColl Partners L.L.C. ("McColl"). McColl's report valued the Company at $29-$38 per share based on a discounted cash flow analysis ("DCA") and at $25-$32 per share on a leveraged buy out analysis, among several valuation methods used. McColl undervalued the shares. Also on June 20, 2008, in an amended Schedule 14D-1, the Purchaser Group provided further valuation information, but they continued to undervalue the shares of the Company.

  B.
  The Squeeze-Out Is Unfair and the Offering Materials Are Materially False and Misleading.

        17.   The Squeeze-Out involves both unfair process and unfair price.

        18.   According to the Tender Statement, the Purchaser Group believes that the costs of USANA's remaining public exceed any resulting benefits. They claim that the risk of shareholder suits will continue to have a negative impact on companies such as USANA in the direct selling industry. If USANA becomes private, they assert, it would avoid the distraction, costs and burdens of being a public company, including the costs of public filings with the SEC, and the costs of compliance with the Sarbanes-Oxley legislation.

        19.   In fact, contrary to this representation, the principal purpose of the Squeeze-Out, including the Offer, is to bestow on the Purchaser Group full ownership of the Company's profitable operations and valuable assets. Above all, Defendants want to eliminate any other investors, including Plaintiff and the other members of the Class, who might share in, and therefore dilute, the Purchaser Group's expected benefits from the Company.

        20.   Accordingly, with the interests of the Wentz family and others in the Purchaser Group paramount in their minds, and in derogation of their fiduciary duties to Plaintiff and the members of the Class, Defendants, materially assisting and cooperating with each other, have designed and managed the Squeeze-Out to advance their own interests. In particular, in violation of their duties of loyalty, good faith and candor and—especially in the case of the Wentz family members—in violation of duties to refrain from self-dealing, Defendants have taken the wrongful acts described below.

        21.   Defendants have staged the Squeeze-Out in successive steps, starting with the Offer. In the Offering Materials, Defendants warn the Class that, should they refuse to tender pursuant to the Offer, they would suffer a delay in payment for their shares. In addition, those who refuse to tender will nonetheless be denied any opportunity to vote against the Merger, in the event that, as the Purchaser Group hopes, 90 percent or more of the shares are owned by the Purchaser Group at the conclusion of the Offer. In this event, Defendants could effect the Merger under Utah law without seeking shareholder approval.

        22.   Under the Squeeze-Out, only those who refuse to tender may pursue statutory rights to demand payment of fair value. Because dissenters must hire counsel and expert witnesses to pursue their dissenters' rights under Utah law, only holders of very large amounts of USANA stock could possibly benefit from pursuing dissenters' rights.

        23.   Moreover, Defendants misleadingly suggest that the Squeeze-Out will not proceed without a majority of the Class's tender of their shares, and without the Purchaser Group receiving sufficient shares to own 90% of all the shares after the Offer. Defendants describe certain "conditions" to consummation of the Offer that are really nothing of the sort. Instead, each of these "conditions" is in fact waivable at the whim and pleasure of the Purchaser Group. These "conditions" include the "Majority of the Minority Condition," which purportedly requires the tender in the Offer of at least a majority of the shares that are not beneficially owned by the Purchaser Group; the "Minimum Tender Condition," which purportedly requires that the Purchaser Group own 90 percent of the outstanding shares following the Offer; and the "Financing Condition," which requires financing to be available to pay for the minority shares, and to refinance the present debt of USANA. These bogus "conditions" materially mislead the members of the Class by suggesting that the Squeeze-Out will not go forward without these conditions, when in fact they are all waivable.

  C.
  Defendants Undervalue the Shares of the Plaintiff and the Class.

        24.   As part and parcel of Defendants' campaign to effect the Squeeze-Out for the benefit of the Purchaser Group, the Purchaser Group, after consulting with their financial advisor, Canaccord Adams ("Canaccord"), undervalued the shares of the Company's stock in the hands of Plaintiff and the Class, and undervalued the Company as a going concern.

        25.   In connection with the Squeeze-Out, Canaccord Adams undertook a variety of purported analyses of the value of the Company and its stock. In so doing, Canaccord found that $26 per share was a fair price, and in fact, represented a 24.8% premium to the closing price of the stock on May 12, 2008. This is materially misleading because the stock frequently has exceeded $26 per share.

        26.   Although Canaccord purported to have considered several different valuation methods, the Offering Materials failed to address the most probative test of fair value, the DCA. The DCA analysis estimates future cash flows generated by the business and discounts those cash flows to present value. Here, the DCA analysis would have yielded a price materially higher than $26. The Purchaser Group failed to inform Class Members that the DCA analysis is the most probative test of the value of shares of a public company and that a DCA analysis would reveal much higher value.

        27.   Defendants excluded a DCA analysis from the Tender Statement for a simple reason. A DCA analysis is largely dependent on a company's projections of its future performance. In this case, the Company's projections showed continued vibrant growth and profits through 2013, including steady increases of net sales, net earnings and EBITDA. From those projections, it is clear that a DCA analysis would have shown that the common shares of the Company are worth far more than $26. If Plaintiff and Class Members were to be informed of the true value of their shares, they would not tender their shares.

        28.   As explained above, the Special Committee, with the advice of their investment advisor, McColl, found that the $26 per share offer undervalues the company's stock "and does not adequately reflect the prospects and value of the Company." (Schedule 14D-9/A, p. 3, June 20, 2008.) The Special Committee recommended that shareholders not tender their shares and reported that the non-purchaser directors of USANA do not presently intend to tender. However, the values found by McColl continue to undervalue the shares of the Company. Therefore, the effect of the Purchaser Group's and the Special Committee's SEC filings on June 20, 2008 was further to mislead the minority shareholders with respect to the true intrinsic value of the shares.

        29.   In addition to misrepresenting the value of the Company, by failing to report the values shown by a DCA analysis, Defendants also fail to point out that the present low price of the stock, though now higher than $26 per share, is an aberration caused by recent events. Over the last two years, the highs for every quarter except the quarter ending May 28, 2008 have been well above $26. Specifically, the high for 2006 was $52.84 per share and the low was $35.06 per share. In 2007, the high for the year was $61.80 per share and the low $28.51 per share. The lower prices in 2008 are not because of any fundamental change in sales or expenses, and are not representative of the real value of the Company.

        30.   Indeed, a press release disseminated after the market's close on June 18, 2008, states that the Company will have better than expected results in the second quarter. The Company is now projecting earnings between 60 and 63 cents per share, well above the projections reflected in the Tender Statement. Significantly, the stock surged to $28.47 per share on Thursday, June 19, 2008, up $2.48 from the previous day's closing price.

  D.
  As a Result of All of the Foregoing, Defendants Violate Their Fiduciary Duties, and Aid and Abet the Violation of Fiduciary Duties, to Plaintiff and the Class.

        31.   In the Offering Materials sent to Company shareholders to solicit their tenders pursuant to the Offer, Defendants attempt to persuade Plaintiff and the Class by making false or misleading statements of material facts, and by failing to disclose all material facts necessary to make the statements made not misleading, regarding the true value and future prospects of the Company and regarding the true value of the Company's common stock. Specifically, the Offering Materials are designed, among other things, first to convince Plaintiff and the Class that $26 per share is a fair price for their stock, notwithstanding the Purchaser Group's inherent and irreconcilable conflicts of interests, and, second, to ensure that interests of Plaintiff and the Class are compromised to their detriment for the benefit of the Purchaser Group. Here, $26 per share is not a fair price, and clearly inadequate.

        32.   Accordingly, the Offering Materials have not provided Plaintiff and the sufficient information—most notably, DCF valuation analysis—to determine for themselves whether $26 per share is indeed a fair price, reflecting the true value of their Company stock.

        33.   From the standpoint of the Company, there is no legitimate business purpose for the Squeeze-Out. Rather, the purpose is to eliminate Plaintiff's and the Class's vested property rights at an unfair price, for the benefit of the Purchaser Group.

        34.   The Squeeze-Out is wrongful, unfair and harmful to the Class, and represents an attempt by the Purchaser Group to aggrandize their personal financial positions and interests and to enrich themselves at the expense of and to the detriment of the Class. In practical effect, Defendants have used their positions as officers and controlling persons of the Company to sell the Company to the Purchaser Group at a bargain price in gross violation of the fiduciary duty owed by Defendants to all Company shareholders. The Squeeze-Out denies Plaintiff and the other Class members their right to share proportionately in the true value of the Company's assets and future growth in profits and earnings, while usurping the same for the benefit of the Purchaser Group at an unfair and inadequate price.

        35.   Defendants, acting in concert and aiding and abetting one another, have violated their fiduciary duties owed to the Class and put their personal interests, especially the interests of the Wentz family, ahead of the interests of Plaintiff and the Class members, and used their control positions as officers and directors and controlling shareholders of the Company, all as alleged herein, for the purpose of reaping personal profits for the Wentz family at the expense of the Class.

        36.   In devising and implementing the Squeeze-Out, Defendants did not exercise good faith, fair dealing, loyalty, candor, and due care by failing, among other things:

          (a)   to undertake a proper and adequate evaluation of the Company's worth;

          (b)   to ensure that no conflicts of interest existed or take appropriate measures to ensure that any conflicts of interest were resolved in favor of, and not to the detriment of, the Class;

          (c)   to provide full and fair disclosure with respect to all material facts concerning the Squeeze-Out including the true value of the Company and shares held by Plaintiff and the Class; and

          (d)   to act independently to ensure that the interests of the Class would be protected.

        37.   The strategy and tactics pursued by Defendants are wrongful, unfair and harmful to Plaintiff and the Class, serve no legitimate business purpose relative to the Company, and are designed to aggrandize the personal positions, interests and finances of the Wentz family at the expense of and to the detriment of the Class. Defendants' course of action will deny Plaintiff and other Class members their right to share in the true value of the Company's valuable assets, future earnings and profitable businesses.

        38.   Defendants, especially Dr. Myron Wentz and David Wentz, both officers and directors of the Company, Bryan Wentz, a Company employee, and other Wentz family members, and those acting under their direction and control, dominate and control the business and corporate affairs of the Company. They are in possession of private corporate information concerning the Company's businesses and future prospects. Accordingly, there exists an imbalance and disparity of knowledge and economic power between Defendants and the Class, which Defendants are using to their advantage in violation of their fiduciary duties of good faith, loyalty, candor, and fair dealing. Defendants' actions concerning the Squeeze-Out are inherently unfair to the Class, because the transaction ensures that the Wentz family will disproportionately benefit from the value of the Company's assets and its future financial prospects in contravention of Defendants' fiduciary duties to the Class.

        39.   Defendants have acted and are acting with knowledge that they, and each of them, have breached and are breaching their fiduciary duties to the Class. They intentionally, recklessly or negligently induced, and/or aided and abetted one another in such breaches of fiduciary duties.

        40.   The acts and course of conduct complained of herein were willful, malicious and oppressive, or, at the very least, wanton and reckless. By reason of the foregoing, Plaintiff and the Class are entitled to punitive damages.

        41.   By virtue of the foregoing actions of Defendants, Plaintiff and the Class have been damaged in that they have been and are being deprived of the fair value of the Company's assets and business in exchange for their Company stock and have been prevented from obtaining a fair price for their shares.

CAUSES OF ACTION

COUNT I

(Breach of Fiduciary Duty—Failure to Maximize Shareholder Value)

        42.   Plaintiff reiterates all previous allegations as if set forth in full herein.

        43.   As Directors of USANA, the individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.

        44.   As a result of the individual Defendants' breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of USANA's assets and will be prevented from benefiting from a value-maximizing transaction.

        45.   Unless enjoined by this Court, the individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Squeeze-Out, to the irreparable harm of the Class.

COUNT II

(Breach of Fiduciary Duty—Failure to Deal Fairly through Inadequate Disclosure)

        46.   Plaintiff reiterates all previous allegations as if set forth in full herein.

        47.   The fiduciary duties of the individual Defendants in the circumstances of the Squeeze-Out require them to disclose to Plaintiff and the Class all information material to the decisions confronting USANA's shareholders.

        48.   As set forth above, the individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

        49.   As a result, Plaintiff and the Class members are being harmed irreparably.

        50.   Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Breach of Fiduciary Duty—Self-Dealing)

        51.   Plaintiff reiterates all previous allegations as if set forth in full herein.

        52.   As Directors of USANA, the individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care, including refraining from self-dealing.

        53.   Accordingly, with the interests of the Wentz family and others in the Purchaser Group paramount in their minds, and in derogation of their fiduciary duties to Plaintiff and the members of the Class, Defendants, materially assisting and cooperating with each other, have designed and managed the Squeeze-Out to advance their own interests. In so doing, the individual Defendants breached their duties of loyalty, good faith, candor and refraining from self-dealing.

        54.   Defendants, acting in concert and aiding and abetting one another, have violated their fiduciary duties owed to the Class and put their personal interests, especially the interests of the Wentz family, ahead of the interests of Plaintiff and the Class members, and used their control positions as officers and directors and controlling shareholders of the Company for the purpose of reaping personal profits for the Wentz family at the expense of the Class.

        55.   As a result, Plaintiff and the Class members are being harmed irreparably.

        56.   Plaintiff and the Class have no adequate remedy at law.

        WHEREFORE, Plaintiff, on behalf of himself and the members of the Class, demands judgment as follows:

        A.    Declaring that this lawsuit is properly maintainable as a class action and certifying Plaintiff as representative of the Class;

        B.    Declaring that Defendants have committed a gross abuse of trust and have breached (or aided and abetted such breach of) their fiduciary and other duties owned to Plaintiff and the members of the Class;

        C.    Enjoining the consummation of the Tender Offer and the Merger and declaring the Offer and the Merger a legal nullity.

        D.    Rescinding the Offer, and the Merger and setting them aside or, in the alternative, awarding rescissory damages;

        E.    Imposing a voting trust upon the shares of the Purchaser Group to restrain and prevent any future extraordinary transaction that would frustrate the purposes of this lawsuit;

        F.     Awarding to Plaintiff and the Class compensatory and punitive damages, in an amount to be determined at trial, together with prejudgment interest, at the maximum rate allowable by law, from the date of the wrongs to the date of judgment herein;

        G.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees; and

        H.    Granting such other and further relief as the Court determines to be just and proper.

        DATED this 24th day of June 2008.

HOWREY LLP 170 South Main Street, Suite 400 Salt Lake City, UT 84101
By	/s/ SCOTT D. MCCOY Attorneys for Plaintiff

Of Counsel:

BERGER & MONTAGUE, P.C.
Todd S. Collins
1622 Locust Street
Philadelphia, PA 19103

HAROLD B. OBSTFELD, P.C.
Harold B. Obstfeld
100 Park Avenue, 20th Floor
New York, NY 10017

QuickLinks

  Exhibit 99.(a)(12)
IN THE THIRD JUDICIAL DISTRICT COURT FOR SALT LAKE COUNTY, STATE OF UTAH
IN THE THIRD JUDICIAL DISTRICT COURT FOR SALT LAKE COUNTY, STATE OF UTAH
INTRODUCTION
THE PARTIES
CLASS ACTION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS
CAUSES OF ACTION
COUNT I (Breach of Fiduciary Duty—Failure to Maximize Shareholder Value)
COUNT II (Breach of Fiduciary Duty—Failure to Deal Fairly through Inadequate Disclosure)
COUNT III (Breach of Fiduciary Duty—Self-Dealing)